Take-Two Interactive Software, Inc.

622 Broadway

New York, NY 10012

March 13, 2009

VIA EDGAR AND OVERNIGHT COURIER

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2008
Filed on December 19, 2008
Preliminary Proxy Statement on Schedule 14A
Filed on February 20, 2009
File No. 001-34003 .

Dear Ms. Collins:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K and preliminary proxy statement on Schedule 14A of Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), in your letter dated February 27, 2009 (the “Comment Letter”).  I am responding to the Staff’s comments as set forth below.

For your convenience, your comments are set forth in this letter, followed by our responses.  The page numbers listed below track the page numbers in the Form 10-K.  We previously responded to the comments in the Comment Letter relating to the preliminary proxy statement on Schedule 14A in a letter submitted to the Commission on March 3, 2009 via EDGAR and hand delivery.

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 2 of 14
Exchange Commission

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 1. Business

Sales, page 7

1.              We note the disclosure here and in Risk Factors that you depend on a limited number of customers for a significant portion of your sales, including GameStop which accounted for 13.1% of net revenue in fiscal 2008.  This disclosure suggests that the loss of GameStop’s business would likely have a material adverse effect on the Company.  Accordingly, please ensure that Business or another appropriate section of your filing includes a materially complete description of your relationship with this customer, as called for by Item 101(c)(1)(vii) of Regulation S-K.  We note in this regard the following statement in Risk Factors on page 17 regarding your principal customers:  “Our sales are made primarily pursuant to purchase orders without long-term agreements or other commitments, and our customers may terminate their relationship with us at any time.” Please expand to clarify whether this general statement describes your relationship with GameStop, and whether the Company’s sales to GameStop are made pursuant to other arrangements or terms, to the extent material.  Further, if the Company has any agreements with GameStop, please provide us with an analysis as to why you have determined that any such agreements do not need to be filed pursuant to Item 601(b)(l0) of Regulation S-K.

We believe that by disclosing our relationship with GameStop as one of our many named retail relationships under the caption of “Sales” on page 7 of the Form 10-K, together with the description of the relationship in the Risk Factor on page 17, we have met the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K. The Company sells its products to GameStop pursuant to individual purchase orders placed by GameStop, and does not otherwise have an agreement or commitment with GameStop.  The GameStop purchase orders are generally standard purchase order arrangements containing basic pricing and delivery terms and none of the purchase orders individually accounted for more than 10% of the Company’s consolidated net revenue for the fiscal year ended October 31, 2008.  There is no commitment for GameStop to purchase, or for the Company to sell, any minimum level of products. The Company does not believe that the purchase orders with GameStop are required to be filed as exhibits to the 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because they are ordinary course agreements upon which the Company’s business is not substantially dependent and are not within the scope of Items 601(b)(10)(ii)(A), (C) or (D) of Regulation S-K.

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 3 of 14
Exchange Commission

Item 1A. Risk Factors

“We rely on a primary distribution service provider....” page 12

2.              You state that you rely on Ditan Distribution LLC for a “significant portion” of your products and that the failure of Ditan to perform as expected could “materially harm” your results of operations.  Given the apparent importance to the Company of your relationship with Ditan, please ensure that your filing contains a materially complete description of the terms of the distribution services agreement.  In addition, we note that you have not filed this agreement as an exhibit to your Form 10-K.  In light of your risk factor disclosure and other disclosures regarding this relationship, please provide us with your analysis as to why you have determined that this agreement does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully submits that it believes that the distribution services agreement with Ditan Distribution LLC (“Ditan”) was made in the ordinary course of business and the Company is not substantially dependent on the contract within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K and is not within the scope of Items 601(b)(10)(ii)(A), (C) or (D) of Regulation S-K.  The Company may terminate the distribution services agreement if Ditan does not meet required service levels, and in the event of such termination, the Company believes that it could replace Ditan’s services in a timely manner.  Further, Ditan is responsible for the physical distribution of the Company’s products only, it does not sell or purchase a major part of the Company’s products. We believe that the loss of Ditan’s services would not have a material adverse effect on the Company and would not jeopardize the Company’s future viability.  We believe that we have adequate resources and alternatives available should Ditan fail to perform according to the terms of the distribution services agreement.  The risk factor referred to in this comment, while referring to Ditan specifically, describes the risk that the Company relies on a primary distribution provider with respect to the distribution of a significant portion of its products and that in relying on a third party service provider in this manner creates a risk that such third party may not perform adequately.  The Company believes this risk would exist no matter which third party acted as the primary distribution provider to the Company and, accordingly, is not specific to Ditan in particular.  For these reasons we believe that our business is not substantially dependent on its agreement with Ditan and that therefore the agreement is not required to be filed under Item 601(b)(10)(ii)(B).

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 27

3.              We note the disclosure on page 51 that you issued 1,496,647 shares of your common stock in unregistered transactions in connection with the acquisition of Illusion Softworks.  However, we are unable to locate in your Form 10-K or a previously-filed Form 8-K or Form 10-Q for the applicable period all of the information called for by

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 4 of 14
Exchange Commission

Item 701 of Regulation S-K with respect to the majority of the shares issued in these unregistered transactions.  For example, you do not appear to have disclosed the exemption from registration claimed and the facts relied upon to make the exemption available, as required by Item 701(d).  We note in this regard that you appear to have provided all of the disclosure required by Item 701 in Part II of your Form 10-Q for the quarterly period ended July 31, 2008, with respect to 6,042 shares of common stock that you state were issued as additional consideration for the Illusion Softworks acquisition in reliance on Section 4(2) or Regulation D; but we are unable to locate similar disclosure in your filings with respect to the other 1,490,605 shares issued in the acquisition.  See Item 5(a) of Form 10-K and Item 701 of Regulation S-K.  Please direct us to the required disclosure or advise.

In January 2008, we issued 1,490,605 shares of our unregistered common stock to two individual residents of the Czech Republic in connection with our acquisition of Illusion Softworks.  The Company supplementally advises the Commission that the issuance of these shares was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering.  The transaction was also exempt under Regulation S of the Securities Act of 1933 because the securities were sold only outside the United States to persons other than United States persons.  In our Quarterly Report on Form 10-Q for our first quarter ended January 31, 2008 we disclosed the acquisition of Illusion Softworks and the issuance of 1,490,605 shares of our unregistered common stock in Note 7, Business Acquisition, to the consolidated financial statements and on page 27 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.  The omission of disclosure in a Current Report on Form 8-K or under Item 2, Unregistered Sales of Equity Securities and Use of Proceeds in our Quarterly Report on Form 10-Q for our first quarter ended January 31, 2008 was an oversight.  In future filings, to the extent required, we will disclose any unregistered issuances of our common stock in a Current Report on Form 8-K or under Item 2, Unregistered Sales of Equity Securities and Use of Proceeds in the Quarterly Report on Form 10-Q for the applicable period.

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 5 of 14
Exchange Commission

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

General

4.              We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K.  Based upon our review, it appears that you do not have any off-balance sheet arrangements.  Please confirm.  In addition, please consider adding an appropriate statement to this effect in future filings.

We confirm that did not have any off-balance sheet arrangements for the fiscal year ended October 31, 2008.  In future filings, if the Company does not have any off-balance sheet arrangements at the applicable time, we will include a statement to this effect.

Overview, page 30

5.              The overview of Management’s Discussion and Analysis should briefly describe material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the Company’s executives are most focused for both the short and long term, as well as the steps you are taking to address them.  Please see Section III.A of SEC Release No 33-8350.  We note that you have identified several potential opportunities as well as management’s strategies for taking advantage of them, for example, the Company’s establishment of its 2K Play label to focus on the growing market of casual and family-oriented games and management’s plans to expand its presence in growing Asia Pacific markets.  However, you do not appear to discuss in this section specific challenges and risks the Company faces and how management intends to address them.  For example, we note recent press reports indicating that Take Two management may be concerned about increased sales of used games by retailers like GameStop and the resulting negative impact on sales of new games.  Please tell us what consideration you gave to including in your overview a discussion of the challenges posed by this trend in the used game business or other trends, in both cases to the extent material, as well as any actions being taken to address such developments.  Please provide additional information about the impact of any such developments for both the historical periods covered by the report as well as on a forward-looking basis in light of the information currently known by you.

We believe the discussion contained in the overview of the Management’s Discussion and Analysis (“MD&A”) section of the Form 10-K was guided by Section III.A of SEC Release No. 33-8350 (the “Release”) as it included a discussion of what we consider the most important matters which the Company’s executives are focused on in evaluating the financial condition and operating performance of the Company, as well as a context for the discussion and analysis of the financial statements.  While the risks raised in the Comment Letter are important, we consider them emerging trends, which could have an impact in an undetermined future, and the extent and potential impact of which remain unknown.  As such, we do discuss several detailed

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 6 of 14
Exchange Commission

challenges and risks to our business of the type referred to in this letter elsewhere in the Form 10-K.

We also note, however, that the Release states that the Commission “ also encourages companies to discuss prospective matters and include forward-looking information in circumstances where the information may not be required, but will provide useful material information for investors that promotes understanding.”  In this regard, we propose to provide increased context surrounding emerging and changing trends in our future filings.  For instance, we included the following disclosure in the “Overview” section of the MD&A appearing in Item 2 of the Form 10-Q for our first quarter ended January 31, 2009.  We will include a similar type of disclosure in our future filings as well as update our overview as opportunities and challenges change.

Trends and Factors Impacting our Business

Product Release Schedule. Our financial results are impacted by the timing of our product releases and the commercial success of those titles.  Our Grand Theft Auto products in particular have historically accounted for a substantial portion of our revenue. The timing of our Grand Theft Auto releases varies significantly, which in turn impacts our financial performance on a quarterly and annual basis.

Economic Environment and Retailer Performance. Our business is dependent upon a limited number of customers who account for a significant portion of our revenue. The unfavorable economic environment has impacted several of our customers, and is expected to continue to do so during fiscal 2009. Bankruptcies or consolidations of our large retail customers could seriously hurt our business, due to uncollectible accounts receivables and the concentration of purchasing power among the remaining large retailers. Our business is also negatively impacted by the actions of certain of our large customers, who sell used copies of our games, which reduces demand for new copies of our games. We have begun to offer downloadable content for certain of our titles which requires the user to have a copy of the original game. While this may serve to reduce some used game sales, we expect sales of used games to continue to increase.

Hardware Platforms. The majority of our products are made for the hardware platforms developed by three companies - Sony, Microsoft and Nintendo. The success of our business is dependent upon the consumer acceptance of these platforms and the continued growth in the installed base of these platforms.  When new hardware platforms are introduced, demand for software based on older platforms declines, which may negatively impact our business. Additionally, our development costs are generally higher for titles based on new platforms, and we have limited ability to predict the consumer acceptance of the new platforms, which may impact our sales and profitability. As a result, we believe it is important to focus our development efforts on a select number of titles, which is consistent with our strategy.

International Operations. Sales in international markets, primarily in Europe, have accounted for a significant portion of our revenue. We have also recently expanded our Asian operations in an effort to increase our geographical scope and diversify our revenue base. We are subject to risks associated with foreign trade, including credit risks and consumer acceptance of our products, and our financial results may be impacted by fluctuations in foreign currency exchange rates.

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 7 of 14
Exchange Commission

Item 15. Exhibits, Financial Statements and Schedules, page 55

6.              Your exhibit index is marked to indicate that portions of Exhibits 10.10, 10.11 and 10.12 have been omitted pursuant to requests for confidential treatment that were granted in accordance with Exchange Act Rule 24b-2.  In addition, it appears that the exhibit index should also be marked to indicate that portions of Exhibit 10.20 (the Xbox 360 Publisher License Agreement with Microsoft) have been omitted pursuant to a request for confidential treatment.  Please advise whether or not confidential treatment is still appropriate and desired by the Company for each of these agreements.  See Staff Legal Bulletin No. 1A located on the internet at http://www.sec.gov/interps/legal/slbcf1r.htm.  We may have further comments upon reviewing your response.

The agreements listed as Exhibits 10.10, 10.11, 10.12 and 10.20 to the Form 10-K contain valid and ongoing contractual obligations of the Company as the Company continues to develop and/or sell games under each of these agreements and therefore requests that the omitted portions of each such agreement remain confidential.  In addition, the Company also remains contractually obligated to maintain the confidentiality of the omitted portions of each agreement listed.  In future filings we will identify Exhibit 10.20 as having portions that were omitted and filed separately with the Commission pursuant to a request for confidential treatment that was granted in accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Basis Of Presentation And Significant Accounting Policies

Goodwill and Intangible Assets, page 70

7.              We note that there was a significant decline in your market capitalization during the three months ended January 31, 2009.  It appears that this is a triggering event that would require you to reassess your goodwill for impairment.  Please tell us what consideration you gave to reassessing the recoverability of your goodwill for the first quarter of fiscal 2009.  If you did not perform impairment tests during the first quarter of fiscal 2009, please explain why.  To the extent that impairment tests were performed, tell us how you determined whether or not an impairment, of goodwill existed.  In this regard, tell us how you determine the fair value of your reporting units pursuant to paragraphs 23 - 25 of SFAS 142.  Compare the fair value of your reporting units to the Company’s market capitalization, and if materially different, please provide us with the underlying reasons.  Also, tell us what impact, if any, the sale of assets in your distribution segment had on the carrying amount of goodwill attributable such segment.

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 8 of 14
Exchange Commission

Our annual goodwill impairment testing employs discounted cash flow analyses to determine the fair value of each of our reporting units.  In accordance with SFAS 142, we compare such values to the respective reporting unit’s carrying values on the annual testing date, or reassess fair values earlier if indicators of impairments exist.  Recognizing paragraphs 23-25 of SFAS 142, we compare the aggregate results of our analysis to comparable industry multiples and the Company’s market capitalization at or over a relevant period to verify the reasonableness of the values derived by our discounted cash flow analysis.

The fair value of our reporting units determined by our annual goodwill impairment test conducted in the fourth quarter of 2008 significantly exceeded their respective carrying values.  Since the time that the annual impairment test was completed, we have not identified significant adverse changes to our business that would affect the assumptions used in our determination of fair value. However, we monitored the recoverability of our goodwill balances in the first quarter ended January 31, 2009 by comparing the Company’s average market capitalization for the period to its net assets at an interim date.  In order to assess whether a decline in market capitalization is an indicator of goodwill impairment we consider the underlying reasons for the decline in the value of the securities (e.g., adverse change in the business climate, an adverse industry competitive change, or overall market volatility and general economic conditions).  We also consider the significance of the decline and the length of time the securities were trading at a depressed value.  Our goal in considering the length of time that the share price is depressed is to avoid impacting our asset balances for short-term or temporary declines in share price, which we do not believe is an indication of the fair market value of the business.  Based on this analysis, we concluded that testing for goodwill impairment at an interim date was not necessary for the first quarter ended January 31, 2009.

To reflect the recent turmoil in the capital markets, we included the following risk factor in Part II, Item 1A of the Form 10-Q for our first quarter ended January 31, 2009 to address the impact that a triggering event, such as a significant decline in market capitalization, may have on our results of operations and financial condition:

We may be required to record a significant charge to earnings if our goodwill becomes impaired.

We are required under generally accepted accounting principles to review our goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances, indicating a requirement to reevaluate whether our goodwill continues to be recoverable, include a significant decline in stock price and market capitalization, slower growth rates in our industry or other materially adverse events. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined. This may adversely impact our results of operations.

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 9 of 14
Exchange Commission

The 2008 outsourcing of our packing and shipping operations to Ditan did not impact our distribution segment’s goodwill.  Our agreement with Ditan resulted in the Company disposing of certain redundant fixed assets that did not meet the definition of a business.  In addition, the goodwill that remained with the distribution segment is specifically identifiable to the business that we retained, including the segment’s legacy sales, procurement, management, customers and suppliers.

Revenue Recognition, page 70

8.              We note in your response to comment 3 in your letter dated June 26, 2007 where you indicate that as it relates to your games with online functionality, you do not host such functionality on Company-owned servers and do not provide post purchase customer support for such functionality.  However, in your response you also state that you lease third party server space where online gameplay can be conducted.  Tell us why you believe that you do not have an ongoing service obligation to your customers for the use of these third party servers when you market the online capability of your games (e.g. Grand Theft Auto IV) to your customers.  In this regard, although these servers are not owned by the Company the use of third party servers provided to your customers appears to create an ongoing service obligation of the Company.  Considering the significance of the online capability for certain of your games tell us why you believe that games, which include online capability are not multiple element arrangements that should be recognized as such.

The level of online functionality varies in each of our games.  Therefore, prior to a game’s release, our development, operations, marketing and finance management teams collectively assess the role of online game play and the significance of any ongoing service obligations to consumers for that individual title.

In the past, we leased server space with third parties to provide “peer-to-peer” connections and statistics tracking services.  In our prior letter to you we stated, “We pay minimal fees to lease third party server space where online gameplay can be conducted.”  To clarify that statement, we have not leased servers for distributing our games directly to consumers, nor do we provide servers to host game play.  Instead, each player’s console hosts online game play through a peer-to-peer connection, when connected to the internet through the console manufacturer’s online service.  We also provide statistics tracking services and social clubs in connection with many of our products, primarily for marketing and promotional purposes, and typically lease third party server space to store such information. However, we continue to consider such online services to be incidental to the intellectual property, graphics, environment, storyline and game play offered in our software products, and a de minimus deliverable based on the low cost to provide such services.  We estimate the cost of providing online functionality to be less than $1.00 for a game that typically sells at retail for $39.99 to $59.99. Therefore, we do not consider the Company’s third party server arrangements to be a significant deliverable or indicator of revenue deferral.

Our games to date, including Grand Theft Auto IV (“GTA IV”), have not been specifically developed to be played online and, consequently, online functionality continues to make up an

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 10 of 14
Exchange Commission

immaterial portion of the total development costs for our games.  While online functionality over a peer-to-peer network is present in certain ancillary aspects of several of our games, such as the “team” and “cooperative” play missions included in GTA IV, our development and marketing efforts continue to be heavily focused on the storyline, graphics, environment and realism aspects of our games, particularly for our GTA franchise.  These aspects are most important to the offline single and multi-player experiences of our titles, which we believe is the primary element of a customer’s purchase decision and game play experience. For example GTA IV, which we designed primarily for the single player experience, contains over 100 hours of storyline game play, none of which is accessible through the online multi-player functionality of the product.  We refer to storyline game play as the mode that allows a player to advance through all of a game’s various levels.  We consider online team and cooperative missions to be ancillary “special bonus features,” comparable to similarly captioned features provided with DVD movies.

We intend to continue to evaluate the contribution that online capability makes to our products in the future.

9.              We also note in your June 26, 2007 response letter (comment 3) that based on statistics compiled at such time, you found online services for your games to be only intermittently utilized and such services had achieved relatively low levels of acceptance by game purchasers.  As a result, you determined that deferring revenue recognition for such online features would be inappropriate until such time that online functionality plays a greater role in the consumer experience and the overall functionality and necessity of gameplay.  While we note in your current disclosures the factors considered in determining whether the online service is incidental or substantial to the overall product offering, given the marketing focus and significance of the online features included in Grand Theft Auto IV, it is not clear how you concluded that the online features were incidental to this product.  Please explain further how you made such determination and specifically address how you considered each of the factors as disclosed in your revenue recognition policy in Note 1.  In your response, tell us what percentage of users must use the online services before you would consider the value of the online functionality in your games to be significant and tell us whether you perform an analysis of the percentage of customers that use the online capabilities.   Additionally, tell us your understanding of how other companies in your industry are accounting for such online functionality.

We designed and developed GTA IV primarily for the single-player experience enhanced by: (i) the option of online multiplayer functionality and (ii) community features. In concluding that online functionality is an insignificant deliverable to GTA IV, we evaluated the relative significance of the costs to develop the online component of the game to total development costs.  In addition, prior to the release of the game, we reviewed our marketing budgets and the focus of our advertising campaigns to determine the significance that online features may play in the customer’s expected overall game play experience.  Based on our analyses we concluded that the costs and objectives of our marketing efforts, including the message communicated in our advertising campaigns and product packaging, were overwhelmingly targeted at selling the

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 11 of 14
Exchange Commission

single player offline experience.  Finally, we reviewed the significance of any post sale obligations to the consumer and concluded that they were insignificant based on the reasons cited in our response to the comment above.

Determining the significance of online functionality is highly subjective and requires a substantial amount of management judgment. As a result, the Company has developed the following criteria to assist in alerting management to products that could potentially have significant deliverables, specifically that of online functionality, beyond the sale of the product to its customers:

•                  the product is built specifically or substantially for online game play where the intention is for our customers to play the game online with other parties.

•                  a substantial amount of the development costs incurred, relative to the overall development budget, were to program for online functionality.

•                  the Company is hosting game play or there is a guarantee by the Company to the consumer to maintain a hosting arrangement and online functionality for a stated period; and

•                  the Company’s marketing for a game suggests that online functionality is a primary driver of consumer demand.

Consoles, which were historically only associated with video game play, have become multimedia entertainment systems, many of which are constantly connected to the internet when signed in to a manufacturer’s networking service.  These online environments, where customers can access movies, music as well as several publishers’ video games, have made it difficult for us to accurately distinguish and analyze the percentage of customers that use online capabilities specific to our products and therefore we have not established a quantifiable benchmark to determine the significance of online play.  We continue to conclude that our games, including GTA IV, contain de minimus online functionality and do not believe that the percentage of customers using online functionality to be the sole criteria in determining whether we should account for such product sales as multiple element arrangements.  In addition, we have determined that the four criteria above more accurately indicate online functionality that could be considered a material deliverable in a multiple element arrangement.

We believe that revenue recognition for online functionality is varied in our industry, reflecting the significant diversity in the types of games offered, and the amount of management judgment that needs to be applied to assess the extent of a company’s ongoing performance obligations, on a product-by-product basis, and the determination of whether online functionality is significant.  We have reviewed our competitors’ regulatory filings and correspondence and noted that two companies defer revenue on certain titles they deem to have significant online functionality, while another company has considered virtually all products that support on-line game play to be multiple element arrangements.  We have also noted increased consumer acceptance of Massively Multiplayer On-line Games (“MMOG”) which have generally required that revenue

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 12 of 14
Exchange Commission

recognition be deferred because they are specifically designed to be played entirely online and therefore are programmed to have complex multiplayer functionality that allows for several players (sometimes hundreds) to play a game in a common online environment.  We believe that these types of games are very different than our games and also generally require a dedicated central server that hosts all of the game’s software code, graphics and game play.  We have not released an MMOG to date.

Online functionality continues to be an emerging area of the consumer experience and therefore the Company continues to monitor its products and revenue recognition policies for circumstances when such functionality becomes significant to the overall game play experience of our target audience and a key component of the success of our games.

Note 12. Legal and Other Proceedings, page 81

10.       We note in your response to comment 9 in your letter dated June 26, 2007 that as it relates to pending litigation matters, the Company will disclose the amount, or range, of reasonably possible losses to the extent such losses are estimable and material to your financial condition and in instances in which you determine the amount, or range, of reasonably possible losses not to be material, you intend to state so.  Additionally, in instances in which you are unable to estimate the amount, or range, of reasonably possible losses for significant litigation matters, you also intend to state so.  However, your current disclosure does not provide these details.  As a result, we reissue our comment to tell how you considered paragraphs 9 and 10 of SFAS 5 with regards to including a discussion or disclosure of any loss contingencies accrued and if no accruals have been made for a case pending, tell us how you considered disclosing an estimate of the possible loss or range of loss or providing a statement that such an estimate cannot be made.

Paragraphs 9 and 10 of Statement of Financial Accounting Standards No. 5 (“SFAS 5”) identify disclosure requirements regarding loss contingencies.  Paragraph 9 states that the disclosure of the nature and, in some circumstances, the amount of an accrual that is probable and that can reasonably be estimated may be necessary for the financial statements not to be misleading.  Paragraph 10 further requires disclosure of loss contingencies that are not recorded on the balance sheet if there is at least a reasonable possibility that realization of such contingencies is at least reasonably possible.

We have accrued liabilities related to certain legal and other proceedings, including some of those disclosed in Note 12 to the consolidated audited financial statements included in the Form 10-K.  The aggregate accrual represents less than 1% of our total assets and less than 3% of our total current liabilities.  We do not consider these accruals, individually or in the aggregate, to be an amount necessary for disclosure as contemplated by paragraph 9 for our financial statements not to be misleading.  Accordingly, we determined that disclosure of the nature or amount of our accruals was not necessary under paragraph 9 of SFAS 5.

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 13 of 14
Exchange Commission

Similarly, in considering the requirements of paragraph 10 of SFAS 5, while we determined that for all of our legal and other proceedings (including those disclosed in Note 12) there exists a possibility that a loss may be incurred in excess of the amounts accrued in our financial statements, we believe that such losses would not be material and therefore the requirements of SFAS 5 did not apply to these proceedings pursuant to the general exception of SFAS 5.

In reviewing our disclosures, we did not include the specific disclosure referred to in our June 26, 2007 letter based on our further review and analysis of the requirements of SFAS 5 as described above.  We note that the FASB in an Exposure Draft issued in June 2008 proposed an amendment to SFAS 5 that would, among other things, expand the population of loss contingencies that are required to be disclosed and require specific disclosure of specific quantitative and qualitative information about those loss contingencies.  However, notwithstanding an exemption from disclosing certain required information if disclosing that information would be prejudicial to an entity’s position in a dispute, significant concerns were raised during the comment period that such additional disclosure requirements could have an adverse affect on companies and their stockholders.  On March 6, 2009, the FASB hosted a roundtable session at which the participants generally agreed that the focus of loss contingency disclosures should be on publicly available, factual information about the parties, rather than predictions about the outcome of litigation.  Participants in the roundtable believed that disclosures should balance the needs of users for information with management’s concerns about the disclosure of prejudicial information

In response to this comment, we have given further consideration to the needs of the users of our financial statements and how our disclosure might be improved and included the following language in Note 9 to the financial statements included in the Form 10-Q for our first quarter ended January 31, 2009 and will include similar language in the footnotes to the financial statements included in our future Form 10-Q and Form10-K filings, as we determine appropriate.

“We have appropriately accrued amounts related to certain legal and other proceedings discussed below and in our Form 10-K and 10-Q for the periods ended October 31, 2008 and January 31, 2009, respectively.   While there is a possibility that a loss may be incurred in excess of the amounts accrued in our financial statements, we believe that such losses, unless otherwise disclosed, would not be material.”

* * * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response

Ms. Kathleen Collins	March 13, 2009
United States Securities and	Page 14 of 14
Exchange Commission

to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am including with this letter three courtesy copies of the Form 10-Q filed on March 10, 2009 with the Commission.  We greatly appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions.  Please contact me at (646) 536-3003, Dan Emerson, Associate General Counsel of the Company, at (646) 536-3008 or Ori Solomon of Proskauer Rose LLP at (212) 969-3624 should you have any questions or additional comments.

Very truly yours,

TAKE-TWO INTERACTIVE SOFTWARE, INC.

/s/ Lainie Goldstein
Lainie Goldstein
Chief Financial Officer

cc:	Patrick Gilmore (Staff)
Barbara Jacobs, Esq. (Staff)
Katherine Wray, Esq. (Staff)
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Ben Feder (Take-Two Interactive Software, Inc.)
Seth Krauss, Esq. (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Ori Solomon, Esq. (Proskauer Rose LLP)
Jim Johnston (Ernst & Young LLP)